UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

WPCS International Incorporated
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

92931L203
(CUSIP Number)

Riley Investment Management LLC
Attn:  Bryant R. Riley
11100 Santa Monica Blvd.
Suite 800
Los Angeles, CA 90025
(310) 966-1444
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92931L203

1	NAME OF REPORTING PERSON RILEY INVESTMENT PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 146,444
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 146,444
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,444
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 92931L203

1	NAME OF REPORTING PERSON RILEY INVESTMENT MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 389,4441
	8	SHARED VOTING POWER 209,1642
	9	SOLE DISPOSITIVE POWER 389,4441
	10	SHARED DISPOSITIVE POWER 209,1642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,4441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%1
14	TYPE OF REPORTING PERSON IA

____________________

1 Because Riley Investment Management LLC has sole investment and voting power over 146,444 Shares held by Riley Investment Partners, L.P. and 243,000 Shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these Shares.

2 Riley Investment Management LLC has shared voting and dispositive power over 209,164 Shares held by its investment advisory clients.  However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated Shares.

CUSIP NO. 92931L203

1	NAME OF REPORTING PERSON B. RILEY & CO., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON BD

CUSIP NO. 92931L203

1	NAME OF REPORTING PERSON BRYANT R. RILEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 482,5431
	8	SHARED VOTING POWER 209,1642
	9	SOLE DISPOSITIVE POWER 482,5431
	10	SHARED DISPOSITIVE POWER 209,1642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 482,5431
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%1
14	TYPE OF REPORTING PERSON IN

____________________

1 Because Riley Investment Management LLC has sole voting and investment power over security holdings of Riley Investment Partners, L.P. and certain managed accounts of its investment advisory clients, and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions Riley Investment Management LLC, Mr. Riley may be deemed to have beneficial ownership of the 146,444 Shares held by Riley Investment Partners, L.P., and the 243,000 Shares held in managed accounts by its investment advisory clients.  Includes 93,099 Shares held by Bryant and Carleen Riley.

2 Riley Investment Management LLC has shared voting and dispositive power over 209,164 Shares held by its investment advisory clients.  However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated Shares.

CUSIP NO. 92931L203

1	NAME OF REPORTING PERSON LLOYD I. MILLER, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,0001
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 125,0001
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON IA, IN, OO

____________________

1 See Item 5.

CUSIP NO. 92931L203

1	NAME OF REPORTING PERSON TELECOM GLOBAL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 92931L203

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Telecom Global, Inc. (“TGI”) is added as a Reporting Person.

(b)           The address of the principal office of TGI is 4800 Westfields Blvd., Chantilly, VA 20151.  The address for the officers and directors of TGI listed on Schedule A is c/o Telecom Global Inc., 4800 Westfields Blvd., Chantilly, VA 20151.

(c)           TGI is a wireless telecommunication engineering and consulting company.

(d)           Neither TGI, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Neither TGI, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The citizenship of the persons listed on Schedule A, who are not Reporting Persons, is set forth therein.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

On August 27, 2010, the Reporting Persons delivered a letter to the independent members of the Issuer’s Board of Directors (the “Board”) expressing their interest in seeking a potential business combination between the Issuer and TGI, an entity controlled by certain of the Reporting Persons. In the letter, the Reporting Persons set forth their willingness to negotiate the terms of a cash-and-stock merger whereby the Reporting Persons would acquire 100% of the issued and outstanding shares of Common Stock of the Issuer that they do not already own, through an appropriate acquisition entity, by tender offer and/or merger or otherwise (the “Transaction”), for $3.50 per share (the “Purchase Price”).  The Purchase Price represents a premium of approximately 40% over the Issuer’s closing price of $2.51 on August 26, 2010, the day before the Reporting Persons delivered this letter.  The Reporting Persons believe that the strategic and business logic of a combination with the Issuer is compelling, but stated that if the Issuer is unwilling to negotiate a cash-and-stock merger, the Reporting Persons are prepared to move forward with an all-cash offer to acquire the Issuer.

The Reporting Persons further said they question whether Chairman and CEO Andrew Hidalgo’s interests are aligned with the best interests of the Issuer’s shareholders, noting that Mr. Hidalgo’s five-year evergreen employment agreement and a poison pill were adopted within days of the Reporting Persons’ initial Schedule 13D filing back in February.

A copy of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 92931L203

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 6,954,766 Shares outstanding as of July 20, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-K, filed with the Securities and Exchange Commission on July 29, 2010.

TGI does not directly own any shares of the Issuer as of the date hereof.  Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons, for the purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he does not directly own, except to the extent of his pecuniary interest therein.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule B, Schedule C, Schedule D or Schedule E, who are not also Reporting Persons, beneficially owns any securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 27, 2010, the Reporting Persons entered into Amendment No. 1 to the Joint Filing Agreement in which TGI was added as a paarty to the Joint Fling Agreement.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1           Letter to the Independent Members of the Issuer’s Board, dated August 27, 2010.

99.2           Amendment No. 1 to Joint Filing Agreement dated August 27, 2010.

CUSIP NO. 92931L203

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 2010

RILEY INVESTMENT MANAGEMENT LLC

By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Managing Member

RILEY INVESTMENT PARTNERS, L.P.

By:	Riley Investment Management LLC, its general partner

By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Managing Member

B. RILEY & CO, LLC

By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Chairman

/s/ Bryant R. Riley
BRYANT R. RILEY

/s/ Lloyd I. Miller, III
LLOYD I. MILLER, III

TELECOM GLOBAL INC.

By:	/s/ Kenneth Young
	Name:	Kenneth Young
	Title:	President

CUSIP NO. 92931L203

SCHEDULE A

Directors and Officers of Telecom Global Inc.

Name and Position	Citizenship

Kenneth Young President & Director	United States

Brian Dunn Secretary	United States

Alan Howe Director	United States

Bryan Riley Director	United States